COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233



File Number: 82.2994



5 November 2002



United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

pp

D.A. WYLIE
COMPANY SECRETARY



COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Coca-Cola Amatil

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

# COCA-COLA AMATIL'S ACQUISITION OF RIO BEVERAGES TO PROCEED

**Sydney, 1 November 2002:** Coca-Cola Amatil (CCA) announced today that the New Zealand Commerce Commission has approved clearance applications for the acquisition of the assets of Rio Beverages Limited, jointly with The Coca-Cola Company (TCCC). The acquisition for approximately NZ$40 million (approximately A$35 million), will now proceed to completion.

Completion is expected in approximately two weeks.

The basis of the acquisition remains unchanged and is as follows:

- TCCC will acquire the trademarks and intellectual property associated with the brands and business, which will be authorised for use to Coca-Cola Amatil (NZ) Limited (CCANZ). These brands include Rio Gold and Keri fruit juices, the market leading e2 lifestyle beverage, Thextons fruit juice drink, Ikon energy drink and Kiwi Blue mineral water.
- CCANZ will acquire the remaining business assets of the Rio Beverages business including two bottling facilities in Auckland and Christchurch, cold drink equipment and distribution assets.

Mr Terry Davis, CCA's Managing Director, said "The acquisition will not only benefit the Coca-Cola system in New Zealand but, given the unique positioning of the Rio brands, some of the brands are also relevant in CCA's other markets, particularly the lifestyle beverage segment in Australia."

Yours faithfully

D A Wylie
Secretary



For further information, please contact:
Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA